EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2009	2008
Income from continuing operations, before taxes.	$34,939,672	$14,121,639
Fixed charges, as adjusted	96,632,404	74,514,250

	$131,572,076	$88,635,889

Fixed charges:
Interest expense including amortization of debt costs.	$82,696,295	$60,567,745
Capitalized interest	6,240,438	1,259,094
Interest factor on rent (1/3 rent expense)	13,936,109	13,946,505

Total fixed charges.	102,872,842	75,773,344
Less capitalized interest	(6,240,438)	(1,259,094)

Fixed charges, as adjusted.	$96,632,404	$74,514,250

Ratio of earnings to fixed charges	1.3	1.2